October 19, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.   20549-7010

Re:	Command Center Inc. Form 8-K dated October 14, 2010 File No. 0-53088

Dear Mr. Spirgel,

As you requested in your letter, dated October 15, 2010, Command Center Inc. (the “Company”)  hereby acknowledges that in connection with responding to your comments contained in your letter dated  October 15, 2010, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•	The Company may not assert staff comments as a defense in any proceeding imitated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Command Center Inc.

By:  /s/ Glenn Welstad

Title:  Executive Officer